EXHIBIT (21)

Subsidiaries of Empire

Subsidiary	State of Organization
EDE Holdings, Inc.	Delaware
Empire District Industries, Inc.	Delaware
Transaeris, Inc.	Missouri
Conversant, Inc.	Delaware
Southwest Energy Training, L.L.C.	Missouri
Mid-America Precision Products, L.L.C.	Missouri
Joplin.com Holdings, Inc.	Kansas